TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Provides Update on the Los Filos Mine

April 1, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") has indefinitely suspended operations at its Los Filos Mine in Guerrero, Mexico, following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

Long-term agreements with all three local communities are essential to provide the economic and investment conditions necessary for continued operations at the Los Filos Mine, including the proposed construction of a new 10,000 tonnes-per-day carbon-in-leach processing plant to increase gold recoveries from higher-grade ore.

Equinox Gold has been engaged in collaborative discussions with the three communities that host the mine since November 2023. Consensus on terms was reached in January 2025, and new long-term agreements were subsequently ratified and signed with the Mezcala and Xochipala communities. To date, Carrizalillo has not signed a new long-term agreement with the Company.

Equinox Gold has not included any production from the Los Filos Mine in its 2025 production guidance.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas. The Company has operating gold mines in Canada, the USA and Brazil, and a path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes & Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-Looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding production capabilities; the Company's ability to secure new long-term agreements with all three communities at Los Filos; and the long-term potential at Los Filos due to the suspension of operations. Forward-looking statements or information generally identified by the use of the words "indefinitely", "continued", "proposed", "increase", "path to achieve", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to secure new long-term agreements with the three communities at Los Filos; the duration of the suspension of operations at Los Filos; the Company's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; ramp-up at Greenstone being completed and performed in accordance with current expectations; the expansion projects at Aurizona and Castle Mountain being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the potential effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the Company's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-Looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.